Exhibit 1

Westpac Banking Corporation ABN 33 007 457 141

Group Secretary & General Counsel
Level 20, 275 Kent Street
Sydney NSW 2000 Australia
Telephone: 8253 0390
Facsimile: 8253 1215
acrompton@westpac.com.au

29 August 2008

Company Announcements

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

Location and time of 2008 Annual General Meeting

Westpac Banking Corporation will hold its 2008 Annual General Meeting (“AGM”) on Thursday 11 December 2008 at 10.30am (Sydney time) in the Parkside Auditorium, Level 1, Sydney Convention & Exhibition Centre, Darling Drive, Darling Harbour, Sydney.

Shareholders will also be able to attend a simultaneous information meeting in Melbourne or watch the AGM via a live webcast on the Westpac website (www.westpac.com.au/investorcentre). The information meeting will commence at 10.30am (Sydney time) in The Grand Ballroom at the Sofitel Melbourne on Collins, Level 1, 25 Collins Street, Melbourne. Shareholders at the information meeting will be able to ask questions at the AGM via a video link between the two venues, but will be unable to vote.

Only ordinary shareholders who lodge valid proxies or attend the AGM in person will be able to vote. Holders of Westpac Stapled Preferred Securities (SPS) may attend and speak at the AGM, but are not entitled to vote except in the limited circumstances outlined in clause 1.10.4 of the Westpac SPS Prospectus dated 26 June 2008.

Shareholders will be advised further details regarding the meeting in a separate Notice of Meeting, which will be sent in November 2008. The Notice of Meeting will also be available on the AGM web page on the Westpac website above.

Yours sincerely

Alex Crompton

Acting Head of Group Secretariat